UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Masimo Corporation

(Name of Issuer)

Common Stock, par value $0.001 per shareitem 1

(Title of Class of Securities)

574795100

(CUSIP Number)

Quentin Koffey

Politan Capital Management LP

106 West 56th Street, 10th Floor

New York, New York 10019

646-690-2830

With a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574795100	Page 2

1	NAME OF REPORTING PERSON Politan Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 52,601,943 shares of Common Stock outstanding as of January 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2023.

CUSIP No. 574795100	Page 3

1	NAME OF REPORTING PERSON Politan Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 52,601,943 shares of Common Stock outstanding as of January 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2023.

CUSIP No. 574795100	Page 4

1	NAME OF REPORTING PERSON Politan Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 52,601,943 shares of Common Stock outstanding as of January 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2023.

CUSIP No. 574795100	Page 5

1	NAME OF REPORTING PERSON Quentin Koffey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 52,601,943 shares of Common Stock outstanding as of January 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2023.

CUSIP No. 574795100	Page 6

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed on August 16, 2022 (as amended and supplemented through the date of this Amendment No. 5, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share, of Masimo Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 5 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to Items 1, 2(b), 4 and 5 below shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.   SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented with the following information:

Each of the Reporting Persons beneficially owns an aggregate of 4,713,518 shares of Common Stock. These shares represent approximately 9.0% of the outstanding shares of Common Stock.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(b) of the Schedule 13D is hereby amended and supplemented with the following information:

(b) The address of the principal business and principal office of each of the Reporting Persons is 106 West 56th Street, 10th Floor, New York, New York 10019.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

On May 1, 2023, Politan, in compliance with the Fifth Amended and Restated Bylaws of the Issuer (the “Bylaws”), submitted to the Issuer its formal notice of intent (the “Notice”) to present a stockholder proposal and nominate candidates for election to the board of directors of the Issuer (the “Board”), in each case, at the 2023 annual meeting of stockholders of the Issuer (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof, the “2023 Annual Meeting”).

The Notice stated that at the 2023 Annual Meeting Politan Capital NY LLC, in its capacity as the Record Stockholder (as defined in the Bylaws), intends to nominate Michelle Brennan and Quentin Koffey (each a “Nominee” and collectively, the “Nominees”) for election as directors of the Issuer.

In the Notice, the Record Stockholder reserved the right to further nominate, substitute or add additional persons, including in the event that (a) the Issuer purports to increase the number of directorships, (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying either Nominee or any additional nominee nominated pursuant to the foregoing, and/or (c) any Nominee is unable or hereafter becomes unwilling for any reason to serve as a director of the Issuer.

Politan also submitted to the Issuer a stockholder proposal for consideration at the 2023 Annual Meeting that proposes the repeal of each provision, or amendment to, the Bylaws adopted by the Board without the approval of the stockholders of the Issuer subsequent to April 20, 2023 (the date of the most recent publicly disclosed Bylaws) and up to and including the date of the 2023 Annual Meeting (the “Bylaw Proposal”).

The Reporting Persons and the other participants named in the Notice intend to file a preliminary proxy statement with the SEC on or about May 2, 2023 in connection with the solicitation of proxies in favor of the election of the Nominees and approval of the Bylaw Proposal at the 2023 Annual Meeting.

CUSIP No. 574795100	Page 7

Politan has entered into an engagement and indemnification agreement (the “Engagement and Indemnification Agreement”) with Ms. Brennan, substantially in the form attached as Exhibit 99.6 hereto, pursuant to which Ms. Brennan agreed to be named as a nominee in Politan’s proxy soliciting materials related to the 2023 Annual Meeting and to serve as a director if elected. Politan has agreed to indemnify Ms. Brennan against any losses suffered, incurred or sustained by her in connection with being a member of the slate or the solicitation of proxies in connection therewith, and to reimburse her for reasonable, documented, out-of-pocket expenses incurred as a result of her being a member of slate, including reimbursement for reasonable, documented, out-of-pocket travel expenses and expenses in connection with legal counsel retained to represent her in connection with being a member of the slate. Furthermore, Ms. Brennan is entitled to receive $50,000 from Politan within five (5) business days following the mutual execution of the Engagement and Indemnification Agreement and another $50,000 payable upon the earlier to occur of (i) Ms. Brennan’s election to the Board by the Issuer’s stockholders or appointment to the Board pursuant to an agreement between the Issuer and Politan, or (ii) Ms. Brennan not being elected as a director of the Issuer following the conclusion of a proxy solicitation in which Politan nominated (and did not withdraw) her nomination for election to the Board. The foregoing is qualified in its entirety by reference to Exhibit 99.6, which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and Item 5(b) of the Initial Schedule 13D are hereby amended and restated as follows:

(a), (b) Each of the Reporting Persons beneficially owns an aggregate of 4,713,518 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 9.0% of the outstanding shares of Common Stock, based on 52,601,943 shares of Common Stock outstanding as of January 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2023.

Politan, as the investment advisor to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Politan Management, as the general partner of Politan, which is in turn the investment advisor to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Politan GP, as the general partner of the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Mr. Koffey, as the managing partner and chief investment officer of Politan, and as the managing member of Politan Management and Politan GP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.

Item 5(c) of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 99.7 filed herewith, which is incorporated herein by reference, describes the transaction in Common Stock that was effected by the Reporting Persons for the benefit of the Politan Funds since the filing of the last amendment to the Schedule 13D on March 13, 2023.

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Form of Verified Complaint, filed with the Delaware Court of Chancery on October 21, 2022*

Exhibit 99.5	Form of Second Amended and Supplemented Complaint, filed as an Exhibit to the Motion for Leave to Amend with the Delaware Court of Chancery on March 10, 2023*

Exhibit 99.6	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and Michelle Brennan

CUSIP No. 574795100	Page 8

Exhibit 99.7	Trading Data

*Previously filed.

CUSIP No. 574795100	Page 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2023

POLITAN CAPITAL MANAGEMENT LP

By:	Politan Capital Management GP LLC, its general partner

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL MANAGEMENT GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL PARTNERS GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

QUENTIN KOFFEY

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey

CUSIP No. 574795100	Page 10

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Form of Verified Complaint, filed with the Delaware Court of Chancery on October 21, 2022*

Exhibit 99.5	Form of Second Amended and Supplemented Complaint, filed as an Exhibit to the Motion for Leave to Amend with the Delaware Court of Chancery on March 10, 2023*

Exhibit 99.6	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and Michelle Brennan

Exhibit 99.7	Trading Data

*Previously filed.